                                                                  Exhibit (d)(4)

                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753


                                 August 2, 2002


The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

         We have learned of a revised proposal by affiliates of Carl Icahn (the "Revised Icahn Proposal") to acquire control of Shelbourne Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., and Shelbourne Properties III, Inc. (collectively, the Companies") through increase of the tender offer prices by approximately 7%. As the existing transaction is structurally a "sale of control" transaction rather than a "company sale" transaction, protection of the interests of the non-tendering shareholders (the "Remaining Shareholders") who constitute the overwhelming majority of all shareholders from abusive practices should be of primary concern to the respective Boards of Directors of the Companies. As you are aware, specific governance measures were proposed by HX Investors, L.P. ("HX Investors") in our August 1, 2002 proposal to the Companies (the "Revised HX Proposal") in order to protect the interests of the Remaining Shareholders who do not desire to, or who were unable to, tender their shares and are, as a result, relying on a fair and orderly liquidation to achieve their economic goals. We note that there is no mention of adoption by Mr. Icahn and his affiliates of any of the enhanced corporate governance measures agreed to by HX Investors in the Revised HX Proposal. The absence of the inclusion of such protections by Mr. Icahn in his new proposal is no surprise to us. Moreover, in view of the past declarations by certain current and former members of the Boards of Directors of the Companies, we believe it to be no surprise to them.

         In view of the foregoing, HX Investors is prepared to increase its tender price for shares in the Companies as follows:

                  Shelbourne Properties I, Inc.        $59.60
                  Shelbourne Properties II, Inc.       $69.70
                  Shelbourne Properties III, Inc.      $55.00

As is the case with the HX Revised Proposal, the "Equity Amount" (the amount that must be distributed to the Remaining Shareholders before the incentive payment is triggered) would likewise be increased to reflect the new offer prices. This present proposal is, however, conditioned on the Boards of Directors of the Companies requiring that the Companies insist that

Mr. Icahn to incorporate substantially the same additional corporate governance proposals agreed to by us in the Revised HX Proposal in any further proposal made by him so as to assure protection of the interests of the Remaining Shareholders.

         From a purely economic standpoint, we note that Mr. Icahn's tender price only provides a cash benefit to the up to 30% of the shares that are tendered. Such benefit ranges between $0 and approximately $2.9 million in excess of our new proposal, depending on the number of shares actually tendered. No economic benefits are conferred upon the Remaining Shareholders. Conversely, our proposal provides a benefit of up to $600,000 to tendering shareholders and an assured minimum of $1.5 million and up to approximately $2.2 million in economic benefits to the Remaining Shareholders, reflecting: (i) the retention of the termination payments otherwise due to HX Investors which would be triggered by the acceptance of the Revised Icahn Proposal; and (ii) the reduced incentive fee payable to HX Investors through the increase in the combined Equity Amounts from approximately $150 million to $154.3 million. Consequently, the purely economic benefit to all existing shareholders of the Revised Icahn Proposal as compared to our new proposal ranges from a negative $2.2 million (assuming no shares are tendered and the Companies are liquidated for more than $154.3 million) up to a maximum of $1.4 million (assuming full subscription of the tender offer and liquidation of the Companies for less than $150 million). The foregoing economic analysis does not, of course, take into consideration the substantial economic value of the perceived financial benefits of the adoption and proper execution of the Plan of Liquidation on behalf of the Remaining Shareholders. Among these benefits, we note: (i) an improved trading market for the Companies' shares throughout execution of the Plan of the Liquidation; and
(ii) an enhanced incentive on the part of all shareholders to participate in the Plan of Liquidation.

         We once again reiterate our view that the interests of the Remaining Shareholders should be the principal concern of the respective Boards of Directors of each of the Companies in this transaction. We do not believe that the failure of Mr. Icahn to incorporate the enhanced corporate governance changes of the Revised HX Proposal into the Revised Icahn Proposal is a mere oversight on his part. Rather, we believe that it may signal his intention to recoup his additional investment through manipulation of the Plan of Liquidation if his bid is accepted.

         We await your prompt response.

                                             Respectfully,

                                             HX Investors, L.P.

                                             By:  Exeter Capital Corporation
                                                  General Partner

                                                  By: /s/ Michael L. Ashner
                                                     ---------------------------
                                                           Michael L. Ashner
                                                           President



                                       2